Filed by Clarity Visual Systems, Inc.
Pursuant to Rule 165 and Rule 425 under
the United States Securities Act of 1933, as amended
Subject Company: Clarity Visual Systems, Inc.
Commission File No. 132-02318
Date: August 11, 2006
Dear Warrant Holder,
I am writing to you because our records indicate that you are a holder of warrants in Clarity Visual Systems, Inc. (“Clarity”) If you recall, we issued these warrants in connection with a bridge loan we did prior to our Series A financing. Since then, on October 16, 2000, Clarity split its common stock two for one resulting in an automatic adjustment to your warrant. Consequently, the number of shares covered by your warrant (“Warrant Shares”) has doubled and the exercise price has been cut in half. In anticipation of the upcoming merger with Planar Systems, Inc. (“Planar”), we need to facilitate the exercise of these warrants. The merger has been structured with the assumption that all warrants will be exercised by the holders in order for the warrant holder to receive the benefit of the merger consideration on an “as exercised” basis.
To assist you in this regard, the Company is prepared to offer you a “cashless” exercise program for these warrants. Currently, Section 2.22 of your warrant provides for cashless exercise only after Clarity’s common stock is publicly traded. Because Clarity will be merging into a subsidiary of Planar in exchange for cash and Planar stock, Clarity’s common stock will never become publicly traded. However, since Planar stock is publicly traded, the Company is amending Section 2.22 to provide you with the opportunity to avail yourself of a cashless exercise that is conditioned upon, and will occur simultaneously with, the closing of the merger.
The fair market value of the Warrant Shares is set at the value of the merger consideration to be received by the common shareholders. This value is currently about $3.00 per share, plus or minus the Purchase Price Adjustment provided for in the merger agreement. Based upon this assumption, and subtracting the $1.00 per share exercise price, this leaves you with approximately $2.00 per share of value in excess of the exercise price. Consequently, you may then use one warrant as “consideration” to pay for the exercise of approximately two warrants and you would receive a net issuance of about two thirds of the warrant shares covered by your warrant.
     In order to take advantage of this program, you must first wait for the registration statement covering the Planar shares to be filed and declared effective. This should be filed within a week or two. We will then send you a copy of the final prospectus and at that time ask you to submit your Stock Purchase Warrant for exercise, and sign an amended Exercise Form that we will provide you with the final prospectus. Your exercise will be contingent upon the successful closing of the merger with Planar. We will handle the necessary conversion into Clarity stock, and the resulting exchange of that stock for your pro rata share of the merger consideration. You will then receive your pro rata share of cash and Planar stock that constitutes the merger consideration, net of the $1.00 exercise price as explained above.
     In summary, once we mail you the final prospectus, Clarity will be asking you to do the following on an expedited basis in order to complete the merger with Planar:
•	Sign and date the amended “Exercise Form” we will mail to you with the final prospectus;
•	Return this “Exercise Form” together with your Stock Purchase Warrant to
Bullivant Houser Bailey
Attn: Scott E. Bartel, Esq.
1415 L Street,
Suite 1000
Sacramento, CA 95814
•	If for some reason you cannot locate your original Stock Purchase Warrant, then you may return your Exercise Form only indicating that you are unable to find the Stock Purchase Warrant, and we will send you the necessary affidavit certifying that the original Stock Purchase Warrant has been lost.
•	You will receive your pro rata share of the merger consideration, net of the exercise price, at the same time as all other Clarity shareholders and you will be receiving specific communications from Planar relating to the timing of the distribution shortly after the closing.
  If you have any questions, please contact Scott E. Bartel, at Bullivant Houser Bailey PC at 916-930-2513, or myself at 503-570-0676.
Sincerely,
/s/ Paul E. Gulick
Paul E. Gulick
CEO
Clarity Visual Systems
IN CONNECTION WITH PLANAR SYSTEMS, INC.’S ACQUISITION OF CLARITY VISUAL SYSTEMS, INC, PLANAR INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION A REGISTRATION STATEMENT ON FORM S-4 THAT WILL CONTAIN A PROXY STATEMENT/PROSPECTUS. CLARITY SHAREHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT PLANAR, CLARITY, THE MERGER, AND RELATED MATTERS. AFTER IT IS FILED WITH THE SEC, THE PROXY STATEMENT/PROSPECTUS WILL BE AVAILABLE FREE FROM THE SEC WEB SITE (WWW.SEC.GOV) AND FROM PLANAR AND CLARITY. IN ADDITION TO THE PROPOSED REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, PLANAR FILES ANNUAL, QUARTERLY AND SPECIAL REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC.